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[Janus Letterhead]

October 7, 2008

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:  JANUS ADVISER SERIES (the "Registrant")
     1933 Act File No. 333-33978
     1940 Act File No. 811-09885
     Post-Effective Amendment No. 45

Dear Mr. Greene:

On behalf of the Registrant and Janus Adviser Modular Portfolio Construction Fund (the "Fund"), this letter is to respond to your comments made by telephone on August 20, 2008 with respect to the Registrant's Post-Effective Amendment No. 45 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the "1933 Act") on June 20, 2008. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: The Staff questioned whether or not the Fund's ability to invest directly in individual securities in addition to other Janus mutual funds was allowed under Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended, (the "1940 Act") or if the Registrant is relying on an exemptive order.

     RESPONSE: The Registrant believes that the Fund's strategies are consistent with and allowed under Rule 12d1-2 (the new "fund of funds rules"). The rule allows investment companies that rely on Section 12(d)(1)(G) to not only invest in affiliated investment companies in addition to Government securities and short-term paper, but to also invest in securities issued by other unaffiliated investment companies as well as securities other than those issued by an investment company.

3. COMMENT: With respect to disclosure describing the Fund's "Alpha category," the Staff asked for more specificity regarding what type of investments would be considered in the Alpha category.

     RESPONSE: The Registrant acknowledges the comment and believes the referenced disclosure has been updated appropriately. As presented in the Risk/Return Summary for the Fund, the Alpha category is comprised of underlying funds that invest in a broad range of traditional asset classes (which include equity and fixed income investments such as large-, mid-, and small-cap stocks, emerging market

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     stocks, investment grade bonds, and high-yield bonds). The Alpha category is less focused on the asset class composition of the global market.

4. COMMENT: The Staff noted that, to the extent the Fund intends to invest in real estate securities, the Registrant should ensure that appropriate risk disclosure be included in the Fund's prospectuses.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure has been included. In the event that the Fund increases its investment in real estate securities, the Registrant will re-evaluate the appropriateness of the applicable risk disclosure.

5. COMMENT: With respect to statements indicating the Fund may invest in emerging markets and fixed-income instruments, the Staff noted that appropriate corresponding risk disclosure should be included in the Fund's prospectuses.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure has been included.

6. COMMENT: The Staff requested clarity regarding what was intended by the statement that the Fund's "alternative strategy" could include leveraged securities.

     RESPONSE: The Registrant has updated the referenced disclosure by removing the term "leveraged securities." The disclosure now states that a part of the Fund's alternative strategy is the Fund's investment in "other securities less correlated to the market."

7. COMMENT: The Staff suggested that, as a part of the Fund's Item 2 of Form N-1A disclosure, the Registrant clarify how the underlying funds listed in Appendix A ("Investment Objectives of the Underlying Funds") help achieve the Fund's investment objective.

     RESPONSE: The Registrant has amended its disclosure to clarify the Fund's use of the underlying funds listed in Appendix A. The disclosure now states that the "underlying Janus funds listed in Appendix A invest in varying percentages of equity securities, fixed income and alternative securities. These funds have been selected as potential investments because they represent a universe of investment strategies, asset categories and asset classes that may help achieve the Fund's investment objective."

8. COMMENT: The Staff suggested that the Registrant amend its disclosure so that it is consistent with the Fund's investment objective of long term growth of capital with a secondary emphasis on income.

     RESPONSE: The Registrant acknowledges the comment and has updated the disclosure accordingly.

9. COMMENT: The Staff questioned whether or not the "committee comprised of Janus Capital investment professionals" as referenced in the Fund's prospectuses is considered a managing team as defined under Item 5(a)(2) of Form N-1A.

     RESPONSE: The Registrant does not believe that the participation of the committee rises to the definition of a "managing team." Rather, as discussed during the call, the disclosure states the Fund's portfolio manager is responsible for the day-to-day management of the Fund and oversees trades on behalf of the Fund. The committee role is to normally review the process and related Fund allocations on a quarterly basis.

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10.  COMMENT: With respect to the statement "When market conditions dictate a more defensive strategy, the Fund or an underlying fund may temporarily hold cash..." the Staff stated that this is inconsistent with Item 4 of Form N-1A.

     RESPONSE: The Registrant believes the disclosure describing a fund's ability to temporarily increase its cash position, under unusual circumstances, to protect assets or maintain liquidity in certain circumstances (e.g., to meet unusually large redemptions) is appropriate and no modifications are necessary at this time.

11. COMMENT: With respect to the definition of the MPC Allocation Composite Index, as a "hypothetical" combination of unmanaged indices, the Staff asked for clarity as to the meaning of "hypothetical."

     RESPONSE: As discussed during the call, the index is an additional benchmark index for the Fund. The index is internally calculated and combines the total returns from three broad-based securities market indices resulting in a benchmark combination that, in Janus' opinion, more closely correlates with the Fund's three investment categories.

12. COMMENT: The Staff suggests that the footnotes to the Fees and Expenses table follow the expense examples.

     RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

13. COMMENT: The Staff indicated that it may request, in future reviews, additional disclosure regarding expense recoupment by Janus Capital permitted pursuant to an expense limitation agreement between the Registrant and Janus Capital.

     RESPONSE: The Registrant confirms that the Fund has the ability to recoup certain expenses as described in the Fund's expense limitation agreement. As previously discussed, the contractual expense waivers apply if total operating expenses (excluding certain expenses) exceed a certain limit, and recoupment is only possible if the expense ratio falls below the expense limit, and only for a period of three years subsequent to the Fund's commencement of operations.

14. COMMENT: The Staff indicated that there appears to be a conflict between disclosure indicating the Fund's intent to operate under the classification of "diversified" and a statement indicating that the Fund's investment in any underlying fund may exceed 25% of the Fund's total assets, which, in the Staff's opinion, appears to be a diversification and/or concentration problem.

     RESPONSE: Section 5(b)(1) of the 1940 Act defines a "diversified company" as a management company that meets the following requirements:

     At least 75 per centum of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5 per centum of the value of the total assets of such management company and to not more than 10 per centum of the outstanding voting securities of such issuer.

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     As a fund of funds, the MPC Fund meets the definition of a diversified company because at least 75% of its total assets are represented by other mutual funds. Section 5(b)(1) does not, by its terms, limit a Fund's investments in the securities of other investment companies.

     While the Fund does not have a 1940 Act concentration policy, its investment among underlying funds may result in 'indirect' concentration. Such disclosure is intended as a risk factor and not specific industry concentration. The indirect concentration risk has been disclosed in the prospectus.

15. COMMENT: With respect to underlying fund risk disclosure pertaining to the nondiversification classification of such underlying funds, the Staff stated its view that Rule 13a-1 under the 1940 Act, is intended to apply to nondiversified funds which temporarily become diversified, not nondiversified funds which normally operate as diversified funds. It was the Staff's opinion that the disclosure should accurately reflect a fund's subclassification consistent with this view.

     RESPONSE: The Registrant confirms that the disclosure states when an underlying fund is classified as nondiversified. Item 2 of Form N-1A indicates that a fund classified as nondiversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes its disclosure is consistent with Form N-1A.

Statement of Additional Information

16. COMMENT: The Staff commented that a statement on the SAI cover seems to be incorporating by reference supplements that may be filed in the future and indicated that the statement may not be appropriate.

     RESPONSE: The Registrant believes that the statement complies with Rule 8b-23 of the 1940 Act, and Rules 411 and 412 of the 1933 Act, which allow documents that are incorporated by reference into a registration statement to be subsequently modified or superseded by statements modifying or replacing existing statements contained in the registration statement. In addition, documents may be incorporated by reference as long as they have been filed with the Commission.

17. COMMENT: With respect to the Fund's investment restriction related to securities eligible for resale pursuant to Rule 144A under the 1933 Act, the Staff questioned whether there was appropriate disclosure contained elsewhere in the SAI regarding liquidity issues associated with Rule 144A securities.

     RESPONSE: The Registrant acknowledges the comment and has modified its risk disclosure to indicate that Rule 144A securities may become illiquid if there is not a demand for the securities.

18. COMMENT: The Staff requested clarification regarding the basis of the following statement: "The underlying funds may not acquire the securities of other investment companies or registered unit investment trusts in excess of the limits of Section 12(d)(1) of the 1940 Act in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1)."

     RESPONSE: The Registrant notes that Section 12(d)(1)(G)(i)(IV) of the 1940 Act states that an underlying fund of a fund that relies on Section 12(d)(1)(G) must have a policy that prohibits it from also acquiring other funds in reliance on Section 12(d)(1)(F). As a result, the underlying fund must comply with the requirements of Section 12(d)(1)(A).

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19.  COMMENT: With respect to the statement "Structured investments include a wide variety of instruments such as inverse floaters and collateralized debt obligations," the Staff stated that the use of these types of instruments may subject the Fund to risks associated with subprime mortgages and the associated market turmoil, and questioned whether or not there was appropriate risk disclosure surrounding these types of investments.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure has been included.

20. COMMENT: With respect to disclosure related to "Remarketed Preferred Stock," the Staff suggested that the Registrant review its disclosure to ensure that appropriate risks are disclosed.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure has been included.

21. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

     RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney A. DeWalt

Rodney A. DeWalt
Legal Counsel

cc:  Stephanie Grauerholz-Lofton, Esq.
     Cindy Antonson
     Donna Brungardt